Atna Completes Wolverine Sale

Vancouver, B.C. (October 26, 2004). Atna Resources Ltd. (TSX:ATN) announces that it has completed the sale of its 39.4 % minority interest in the Wolverine property to Expatriate Resources Ltd. Atna received payment today of $1,000,000 cash, the second and final installment of a total payment of $2,000,000. Atna also received 10,000,000 shares and 5,000,000 warrants in Expatriate, which were released from escrow at closing. Atna retains a royalty on smelter proceeds from the sale of precious metals, which is indexed to the price of silver: 4% at a silver price of $5.00 per ounce, increasing to 10% at $7.50 silver.

The Wolverine deposit is a silver rich massive sulphide deposit with significant values in zinc, copper, lead, and gold located in the southern Yukon Territory. Expatriate is expected to proceed with an underground exploration program to establish the feasibility of placing the property into commercial production. Atna retains a significant interest in the project through share ownership in Expatriate and through the royalty on silver and gold production. Cash proceeds from the sale will be used to further Atna’s gold exploration activities in Nevada where it is exploring the Pinson gold property and a portfolio of other gold interests.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations / Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com